EXHIBIT 99.1

Foremost Clean Energy Announces Expansion of the Tuning Fork Uranium Zone at Hatchet Lake South

TF-26-36 Returns 0.18% eU₃O₈ Over 2.9 Metres, Extending Northern Extent of Uranium Mineralization by ~100m; ~600m of Strike Length Remains Open to the South

VANCOUVER, British Columbia, May 13, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the successful completion of its 2026 drill program at the Hatchet Lake South Uranium Project (“Hatchet Lake”), located in the eastern Athabasca Basin region of northern Saskatchewan (Figure 1). The program successfully expanded the Tuning Fork Uranium Zone, first identified in discovery hole TF-25-16 (6.2 metres of 0.10% U₃O₈; see news release dated October 29, 2025). Uranium mineralization was intersected in six drillholes across four of five drill fences completed during the program (Table 1), including the high-grade interval of 1.0% eU₃O₈ over 1.4 metres returned in hole TF-26-30 (see news release dated April 15, 2026). The final drill fence of the program returned a new mineralized intercept in hole TF-26-36, extending the northern extent of uranium mineralization by approximately 100 metres. The results further demonstrate the prospectivity of the broader structural corridor hosting the Tuning Fork Uranium Zone, which remains open to the south (Figure 2).

Highlights Include:

  Final drill fence intersected 0.18% eU3O8 over 2.9m from 138.0m in TF-26-36
  Six drillholes intersected mineralization exceeding 0.05% eU₃O₈ at the Tuning Fork Uranium Zone
  Approximately 600m of underexplored conductive strike length remains open to the south for follow up drilling

Jason Barnard, Foremost’s President and CEO, commented: “The 2026 drill program at Hatchet Lake South successfully expanded the Tuning Fork Uranium Zone and demonstrated encouraging continuity of uranium mineralization along a conductive trend that remains underexplored to the south. Results from the program continue to support the broader potential of the Tuning Fork system and provide a strong foundation for follow-up drilling.

“Our success at Hatchet Lake continues to demonstrate the value of Foremost’s strategic collaboration with Denison Mines Corp. (“Denison”), (NYSE American: DNN, TSX: DML), where decades of historical exploration data and geological interpretation have helped identify prospective structural settings for uranium mineralization across our portfolio. With the Hatchet Lake South program now complete, we are excited to commence drilling at the Richardson SE target on Hatchet Lake North, where integrated geophysical indicators of structure, and alteration indicate strong potential for additional uranium discoveries.”

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Hatchet Lake North
Hatchet Lake South
RICHARDSON TREND
LAROCQUE CORRIDOR
Hurricane
Larocque
ligator
Tuning Fork Uranium Zone
TUNING FORK
Turkey Lake
Murphy Lake
FOREMOST CLEAN ENERGY
Hatchet Lake Project
Foremost Clean Energy Property
Uranium Mine
Uranium Mill
Past Producing Mine
Uranium Occurence
Wollaston-Mudjatik Boundary
Athabasca Basin
SK HWY
0 5 10 15 km
McClean Lake
Roughrider
Dawn Lake
Midwest
Torwalt Lake
Eagle Point
Collins Bay B
McClean Lake
Points North
Tamarack
MUDJATIK
WOLLASTON

Figure 1. Hatchet Lake Project – Regional Map

2026 Tuning Fork Uranium Zone Expansion Program

The 2026 Hatchet Lake South drill program successfully extended the Tuning Fork Uranium Zone across five, 50m spaced drill fences. Drill hole TF-26-30 returned the strongest mineralization of the program, intersecting 0.34% eU₃O₈ over 4.6 metres, including 1.0% eU₃O₈ over 1.4 metres. The final drill fence of the program also returned an additional mineralized intercept in TF-26-36, which intersected 0.18% eU₃O₈ over 2.9 metres.

Uranium mineralization exceeding 0.05% eU₃O₈ was intersected in six drillholes across four of the five drill fences. Outside of the mineralized intervals, drilling consistently encountered elevated radioactivity (>2x background), hydrothermal alteration, and structural disruption at the Athabasca unconformity across the broader Tuning Fork structural corridor.

The program consisted of 19 diamond drill holes totaling 3,848 metres and was designed to systematically evaluate the Tuning Fork Uranium Zone, first discovered in drill hole TF-25-16 (6.2 metres of 0.10% U₃O₈; see news release dated October 29, 2025). All mineralized intercepts from the 2026 program are summarized in Table 1, with drill collar locations provided in Table 2.

Figure 2 illustrates the current drill pattern at the Tuning Fork Uranium Zone and highlights approximately 600 metres of conductive strike length south of current drilling that remains sparsely tested. Results to date continue to reinforce the prospectivity of the broader Tuning Fork structural corridor and support the potential for additional discoveries along strike.

Table 1 – Tuning Fork Uranium Zone eU3O8 Results

Hole ID	From (m)	To (m)	Length (m)[1]	eU3O8[2]
TF-26-23	143.7	145.8	2.1	0.06
TF-26-24	134.0	140.9	6.9	0.06
TF-26-26	139.8	140.2	0.4	0.08
TF-26-27A	140.0	140.7	0.7	0.13
	146.3	146.7	0.4	0.06
TF-26-30	139.1	143.7	4.6	0.34
	includes
	139.6	141.0	1.4	1.00
TF-26-36	138.0	140.9	2.9	0.18

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1 True depth and thickness measurements have not yet been determined
2 Composited at a 0.05% eU3O8 cut-off with maximum internal dilution of 2.0m

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TF-26-36
2.9m of 0.18% eU3O8
TF-26-30
4.6m of 0.34% eU3O8
including 1.4m of 1.00 eU3O8
TF-25-16
6.2m of 0.10% U3O8 including
0.87% U3O8 over 0.45m
~100m
~150m
Drill Fence 5
Drill Fence 4
Drill Fence 3
Drill Fence 2
Drill Fence 1
~600m of Prospective Strike Length with Limited Drill Testing
FOREMOST CLEAN ENERGY
Hatchet Lake South
Tuning Fork Uranium Zone
Project Boundary
2026 Drillhole
Historic Drillhole
Tuning Fork Geology
Arkose
Psammite
Semi Pelite
Pelite
Graphitic Pelite
Pegmatite
Uranium Mineralization
Hydothermal Alteration
0
150
300 m
(EPSG:32613)

Figure 2. Tuning Fork Uranium Zone

Table 2 – Hatchet Lake 2026 Drill Collar Locations

2026 Drill Fence	Hole ID	Azimuth	Dip	Final Depth (m)	Northing	Easting[3]
1	TF-26-21A	290	-65	224	6484294	564425
1	TF-26-22	290	-60	230	6484294	564425
1	TF-26-23	290	-72	233	6484294	564425
1	TF-26-24	290	-80	231	6484294	564425
1	TF-26-25	0	-90	188	6484294	564425
2	TF-26-26	290	-75	179	6484340	564454
2	TF-26-27A	290	-80	206	6484340	564454
2	TF-26-28	290	-85	188	6484340	564454
3	TF-26-29	290	-75	209	6484375	564485
3	TF-26-30	290	-65	236	6484375	564485
3	TF-26-31	290	-60	221	6484375	564485
4	TF-26-32	285	-70	194	6484425	564500
4	TF-26-33	285	-80	188	6484425	564500
4	TF-26-34	0	-90	161	6484425	564500
5	TF-26-35A	285	-70	233	6484465	564520
5	TF-26-36	285	-80	185	6484465	564520
5	TF-26-37	0	-90	170	6484465	564520
3	TF-26-38	290	-60	181	6484347	564554
3	TF-26-39	290	-75	191	6484347	564554

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3 Coordinate Reference System NAD 83 UTM Zone 13

Hatchet Lake South Next Steps

Foremost believes the 2026 drill program has significantly advanced its geological understanding of the Tuning Fork Uranium Zone and the broader structural corridor hosting mineralization. The Company is currently awaiting final geochemical assay results which will be integrated into the evolving geological model for the Tuning Fork Uranium Zone. Future drilling at Hatchet Lake South is expected to focus on refining priority targets along the Tuning Fork trend and evaluating additional parallel conductive structures identified through geophysical interpretation.

In particular, the Company plans to further evaluate the southern portion of the trend, where approximately 600 metres of sparsely tested conductive strike length remain south of current drilling (Figure 2). Results from the 2026 program support the potential for additional discoveries along the Tuning Fork structural corridor.

Drilling Commences at High-Priority Richardson SE Targets at Hatchet Lake North

Following completion of the Hatchet Lake South program, the Company has commenced an approximately 750-1,000 metre diamond drill program at the Richardson SE target area on the Hatchet Lake North Project (Figure 3).

The Richardson SE target area is located along the Athabasca Basin margin within a regionally prospective structural corridor associated with the broader Richardson conductive corridor. The target area contains more than 5 kilometres of untested electromagnetic conductor strike length supported by historical VTEM data, conductor modelling, and recently completed gravity surveying.

The current drill program is designed to test zones of structural complexity and hydrothermal alteration identified through the integration of geological, electromagnetic, magnetic, and gravity datasets. The Company believes Richardson SE represents a compelling opportunity to test for unconformity-related uranium mineralization within a highly prospective and underexplored portion of the Hatchet Lake Project.

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6497500
RL-25-32
2.93m of 5,215 ppm
Boron
RL-25-32
3.2m of 0.02% U3O8
and
0.2m of 0.05% U3O8
Untested Conductors
FOREMOST
CLEAN ENERGY
Hatchet Lake Property
Richardson SE Compilation Map
(TMI)
Mineral Dispostions
2025 Drillhole
Historic Drillhole
VTEM Conductor Axis
Athabasca Basin
Gravity Anomaly
59200.1 59273.7 59347.3 59420.9 59494.5 59568.1 59641.7 59715.3 59788.9 59862.5 59936.1 60009.7 60083.2
nT
0
1
2 km
(EPSG:32613)

Figure 3. Hatchet Lake North – Richardson SE Compilation Map

Sampling, Analytical Methods and QA/QC Protocols

Following the completion of a drill hole, the hole is radiometrically logged using a downhole gamma probe, which collects continuous readings of radioactivity along the length of the drill hole. Probe results are then calibrated using an algorithm calculated from the comparison of probe results against a geochemical reference. The gamma-log results provide an immediate radiometric equivalent uranium value (eU3O8%) for the hole, which, except in very high-grade zones, is reasonably accurate.

The downhole gamma probe data detailed in this news release was measured using a QL40-GR Natural Gamma probe from Mount Sopris that was calibrated on July 17, 2025, at the Grand Junction, CO, calibration test pits. Downhole measurements were taken at 0.10m intervals from the top of hole and depth corrected to the handheld RS-125 scintillometer, which was used to determine radioactivity of the core.

Final depth measurements and true thickness have not yet been determined.

Where core has been recovered, sampling over mineralized interval is standardized 0.5m samples, except over intervals of strongly elevated radioactivity where select samples between 0.10 & 0.25m were collected. This includes shoulder samples 1m above and below the elevated zone. These select samples were split in half, with one kept in the core box and the other shipped to SRC for sample preparation and analysis. SRC is an independent laboratory with ISO/IEC 17025: 2005 accreditation for the relevant procedures. Control samples are implemented at a frequency of ~5%.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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